

February 25, 2011

John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **Re: Jacobs Engineering Group, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2010**
> **Form 10-Q for the Period Ended December 31, 2010**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your response letter dated February 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 1, 1010</u>

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. We note your response to comment five from our letter dated January 14, 2011. You disclose on page F-9 of your Form 10-K for the fiscal year ended October 2, 2009 that your long-term receivables pertained to a waste incinerator project you performed in Europe. ASC 230-10-45-16(a) indicates that changes in cash flows related to long-term receivables should be classified as cash flows from operating activities. Furthermore, based on your disclosures on page 37 of your Form 10-K for the fiscal year ended October 1, 2010, it appears that the $37 million decrease in long-term receivables during the fiscal year ended October 1, 2010 includes a $25.9 million the non-cash write-down of your receivables in connection with the unfavorable SIVOM judgment. Any non-cash charges related to your long-term

receivables should be reflected as non-cash adjustments in arriving at your cash flows from operating activities. Please provide us with revised cash flow statements for each period presented in your October 1, 2010 Form 10-K based on your revised presentation shown in Appendix A after any necessary revisions pursuant to ASC 230-10-45-16(a). Please also ensure that your revised presentation uses Net Earnings of the Group as its starting point rather than Net Earnings Attributable to Jacobs.

2. As a related matter, please provide us with your materiality analysis under SAB Topic 1:M demonstrating how you determined that the above errors in your cash flow statements were neither quantitatively nor qualitatively material to any of the periods presented in your October 1, 2010 Form 10-K or to any interim financial statements through December 31, 2010. Please also refer to SAB Topic 1:N.

Note 11 – Contractual Guarantees, Litigation, Investigations, and Insurance, page F-27

3. We note your response to comment ten from our letter dated January 14, 2011. Considering that your motion for dismissal of the lawsuit brought against you by MnDOT has been denied by both the trial court and the appellate court, it is unclear how you have determined that it is not at least reasonably possible that a loss has been incurred with respect to the MnDOT matter. Please disclose the estimated possible loss or range of loss or disclose why such an estimate cannot be made.

FORM 10-Q FOR THE PERIOD ENDED DECMEBER 31, 1010

Condensed Consolidated Financial Statements

Business Combinations, page 8

4. We note that you acquired several companies during the quarter ended December 31, 2010. It is unclear how significant these acquisitions were to you in the aggregate. Please tell us what consideration you gave to providing the disclosures required by ASC 805-10-50-2(h). Please also see ASC 805-10-50-3.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief